Exhibit B





   January 18, 1994


   Special Transaction Committee
     of the Board of Directors
   Burnup & Sims Inc.
   One North University Drive
   Fort Lauderdale, FL 33324

   Gentlemen:

        Burnup & Sims Inc. (the "Company") has entered into an agreement dated as of October 15, 1993, as amended by the First Amendment and the Second
   Amendment, each dated as of November 23, 1993 (the
"Agreement") with the
   shareholders of Church & Tower, Inc. ("CT") and the shareholders of Church &
   Tower of Florida, Inc. ("CTF" and collectively with CT, "CT
Group") pursuant
   to which the Company will acquire all of the issued and outstanding common stock of CT Group (the "Acquisition"). In connection with the Acquisition, the shareholders of CT Group will receive 10,250,000 shares of the Company's common stock, par value $0.10 per share ("Common Stock"). In addition, the
   Agreement provides that as a condition to the Acquisition, National Beverage
   Corp. ("NBC") will agree to exchange all of the Company's common stock owned by NBC (approximately 3.154 million shares) for the cancellation of
   $17,500,000 of 14% Subordinated Debentures issued by NBC to the Company and by crediting the next succeeding principal payments in the amount of $592,313 of a $2,050,000 Promissory Note issued by NBC to the Company
(the
   "Exchange"). The Acquisition and the Exchange shall be collectively referred to herein as the Transaction.

        You have asked us whether or not, in our opinion, each of the
   Acquisition, the Exchange and the Transaction is fair, from a financial point of view, to the Company and its holders of Common Stock other than NBC and its affiliates.

   DC-126363.1
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        In arriving at the opinion set forth below, we have,
among other things:

        1. Reviewed the audited financial statements for CT and CTF for the three fiscal years ended December 31, 1992, and reviewed the unaudited financial statements for CT and CTF for the six months ended June 30, 1993;

        2. Reviewed the combined audited financial statements for the CT Group for the three years ended December 31, 1992, and reviewed the unaudited combined financial statements for the CT
Group for the
             nine months ended September 30, 1993;

        3. Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended April 30,
             1993 and the Company's Form 10-Q and the related unaudited financial information for the six months ended
October 31, 1993;

        4.   Reviewed an estimated income statement for the CT
Group for the
             year ended December 31, 1993 and an estimated income statement for the Company for the year ended April 30, 1994;

        5. Conducted discussions with members of senior management of the CT
             Group and the Company concerning their respective businesses and prospects;

        6. Reviewed the summary appraisal reports dated June and July of 1991 and an updated market analysis dated August 12, 1993 prepared by an outside appraisal firm with respect to certain of the Company's real estate assets;

        7. Reviewed the historical market prices and trading activity of the
             Company's common stock and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company;

        8.   Compared the results of operations of the CT Group
and the Company
             and compared them with that of certain publicly
traded companies
             which we deemed to be reasonably similar to the CT
Group and the
             Company, respectively;
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        9.   Reviewed the terms of the 14% Subordinated Debenture
in the
             principal amount of $17,500,000 and the Promissory
Note in the
             principal amount of $2,050,000 issued by NBC to the Company;

        10.  Reviewed the Agreement; and

        11. Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company and the CT Group, and we have not independently verified such information or undertaken an independent appraisal of the assets of the CT
   Group or the Company. This opinion does not address the relative merits of the Transaction and any other transactions or other business strategies discussed by the Board of Directors of the Company as alternatives to the
   Transaction or the decision of the Board of Directors of the Company to proceed with the Transaction. This opinion does not constitute a recommendation to any holder of Common Stock of the Company as to how such holders of Common Stock should vote on the Acquisition. Our opinion has been prepared solely for the use of the Special Transaction
Committee of the Board
   of Directors of the Company and shall not be reproduced, summarized, described or referred to or given to any other person or otherwise made public without PaineWebber's prior written consent, except for inclusion in full in the proxy statement to be sent to the Company's holders of Common
   Stock in connection with obtaining shareholder approval of the Acquisition.
   No opinion is expressed herein as to the price at which the securities to be issued in the Transaction may trade at any time.

        In rendering this opinion, we have not been engaged to act as an agent or fiduciary of, and the Company has expressly waived any duties or liabilities we may otherwise be deemed to have had to, the Company's equity holders or any other third party.

        On the basis of, and subject to the foregoing, we are of
the opinion
   that each of the Acquisition, the Exchange and the Transaction is fair, from
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   a financial point of view, to the Company and its holders of
Common Stock
   other than NBC and its affiliates.


                                 Very truly yours,


                                 PAINEWEBBER INCORPORATED

                                      /s/ PaineWebber
Incorporated
                                 By:
_____________________________
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